AGREEMENT

              Made and signed on the 5th day of December, 1999

                                  Between:

                            Koor Industries Ltd.
                      of 21 Ha'arbaaa Street, Tel Aviv
                        (hereinafter: the "Seller")

of the first part

                                    And:

                     Clal Industries & Investments Ltd.
         of Migdal Clal Atidim, 4 Devorah Haneviah Street, Tel Aviv
                         (hereinafter: the "Buyer")

of the other part


                       It is agreed and declared by the parties as follows:

1. The Seller declares that as at the date of signing this Agreement it is, and as at the Performance Date as defined below it will be, the owner and holder, directly and indirectly, of: (a) 5,000,000 ordinary "A" shares of a par value of NIS 0.01 each, 29,885,877 Ordinary "B" shares of a par value of NIS 0.01 each, 4,827,321,642 Ordinary "D" shares of a par value of NIS 0.01 each, in Mashav Initiating and Development Ltd. ("Mashav"), which constitute all the holdings of the Seller, directly and indirectly, in Mashav ("Mashav Shares"); and (b) 50% of all the issued and paid up share capital in Tuval - General Transport Company Ltd. ("Tuval"), which constitutes all the holdings of the Seller, directly and indirectly, in Tuval ("Tuval Shares"); and also (c) 50% of all parts of the partnership in Tuval Transportation M.C. 1974 - Partnership ("Tuval Partnership"), which constitutes all the holdings of the Seller, directly and indirectly, in Tuval Partnership ("Tuval Rights") (Mashav Shares, Tuval Shares and Tuval Rights are hereinafter referred to together as the "Object of Sale"). The Seller further declares that in the two years preceding the signing of this Agreement, it has not transferred shares in Mashav.

2. The Seller declares that on the Performance Date, the Object of Sale will be free of any third party rights whatsoever, and that on the Performance Date no impediment will exist, whether under the law or by agreement applicable to the Seller, to transfer the Object of Sale by the Seller to the Buyer under this Agreement, and all subject to receipt of the approvals noted in Clause 9 below. The Seller further declares that subject to the correctness of the representations of the Buyer in this Agreement on the date of signing this Agreement and on the date of transfer of the Object of Sale, the Seller will sell the Object of Sale to the Buyer in full cognizance of the condition, assets, liabilities, plans and development possibilities of Mashav, Tuval, Tuval Partnership and their affiliated companies.

3. The Buyer declares that on the Performance Date, no impediment will exist, whether under the law or by agreement applicable to the Buyer, to purchase of the Object of Sale by the Buyer from the Seller under this Agreement, and all subject to receipt of the approvals noted in Clause 9 below. The Buyer further declares that subject to correctness of the representations of the Seller in this Agreement on the date of signing this Agreement and on the date of transfer of the Object of Sale, the Buyer will purchase the Object of Sale in the condition of Mashav, Tuval and Tuval Partnership "As Is", without any representations on the part of the Seller and/or anyone on its behalf except as set forth in this Agreement, and in full cognizance of the condition, assets, liabilities, plans and development possibilities of Mashav, Tuval, Tuval Partnership and their affiliated companies.

4. Upon completion of the transaction in accordance with the details in this Agreement, on the Performance Date, all the agreements between the Seller and the Buyer and its wholly-owned companies in connection with the Object of Sale shall be canceled, including the agreement between the Seller and the Buyer dated 8.4.98 concerning Mashav, its amendment dated 19.11.98 (the "Option Agreement") and all the undertakings contained therein, except for Clauses 22.2 and 22.3 to the Option Agreement, which shall remain in effect and shall be binding upon the parties as if they were an integral part of this Agreement. Furthermore, on the Performance Date, Clause 22.2 of the Option Agreement shall be amended so that the words "from the date of expiry of the Option as defined in Clause 2.3 above" are replaced by the Performance Date of this Agreement.

5. Upon completion of the transaction in accordance with the details in this Agreement, on the Performance Date, all the rights of the Seller, directly and indirectly, towards any of Mashav, Tuval, Tuval Partnership, Nesher Israeli Cement Works Ltd. ("Nesher") and Ofek Projects & Investments Ltd. ("Ofek"), shall be assigned in full and absolutely to the Buyer, effective from the date of signing this Agreement, including the rights to receive any management fees, except for (1) the Seller's right to receive management fees from Nesher for the period up to 31.12.99, (2) the Seller's rights pursuant to the agreement Annex A to this Agreement, and (3) undertakings made in the normal course of business, and all at no additional consideration.

6. Upon completion of the transaction in accordance with the details in this Agreement, on the Performance Date, the Seller shall sign a full and absolute waiver in which it waives any allegation or claim against the Buyer, Mashav, Ofek, Tuval, Tuval Partnership and their subsidiary and affiliated companies, their managers and employees and/or anyone on their behalf who is connected with Mashav, Ofek, Tuval, Tuval Partnership and any of their subsidiary and affiliated companies, whether as plaintiff or as defendant, whether as third party or otherwise, but excepting a waiver as aforesaid in relation to the performance stated in this Agreement and except for a waiver as aforesaid in relation to undertakings in the normal course of business (which have no bearing on the relations between the Seller and any of the above companies by virtue of the fact that the Seller holds shares or rights therein, or relations between the Seller and the Buyer as shareholder in the above companies, except in connection with management fees as set forth in Clause 11 below).

7. Upon completion of the transaction in accordance with the details in this Agreement, on the Performance Date, the Buyer, Mashav, Ofek, Tuval, Tuval Partnership and Nesher shall sign a full and absolute waiver in which they waive any allegation or claim connected with any of Mashav, Ofek, Tuval, Tuval Partnership and any of their subsidiary and affiliated companies, against the Seller and/or anyone on its behalf and/or its employees and/or its managers and the Buyer shall undertake not to bring allegations as aforesaid in the name of Mashav, Ofek, Tuval, Tuval Partnership and any of their subsidiary and affiliated companies against the Seller and/or anyone on its behalf, whether as plaintiff or as defendant, whether as third party or otherwise, but excepting a waiver as aforesaid in relation to the performance stated in this Agreement and except for a waiver as aforesaid in relation to undertakings in the normal course of business (which have no bearing on the relations between the Seller and any of the above companies by virtue of the fact that the Seller holds shares or rights therein, or relations between the Seller and the Buyer as shareholders in the above companies).

8. 8.1 On the Performance Date, the Seller shall sell and transfer to the Buyer the Object of Sale in the consideration as defined below, and the Buyer shall purchase and receive in transfer from the Seller the Object of Sale in the consideration as defined below and in accordance with that set forth in this Agreement.

         8.2 The parties agree that in final and absolute consideration of purchase of the Object of Sale, the Buyer shall pay the Seller, on the Performance Date, against sale and transfer of the Object of Sale and in accordance with that set forth in this Agreement, a sum in New Israel Shekels (NIS) equal to US $215,976,335 (the "Consideration").

         8.3 The value in NIS of the Consideration will be calculated at the representative exchange rate of the U.S. dollar against the shekel most recently published by the Bank of Israel on 5.1.2000 (the "Representative Exchange Rate"). If publication of the Representative Exchange Rate by the Bank of Israel is ceased, the Representative Exchange Rate for the purpose of calculating the Consideration shall be the average of the buy and sell rates of the U.S. dollar (checks and transfers) which was published at 10:00 on the morning of 6.1.2000 by Bank Hapoalim B.M., Bank Leumi Le'Israel B.M. and Israel Discount Bank Ltd., at the average of these three banks.

         8.4 It is agreed between the parties that if by 6.1.2000, all the conditions precedent as set forth in Clause 9 below have not been met, then on 6.1.2000 by 11:00 in the morning, the Buyer shall deposit the Consideration in a trust account which will be opened by Adv. Kenny Lalo and by Adv. Shlomo Heller (the "Trustees") in Bank _____________, __________ branch. The Consideration shall be deposited in shekel or dollar deposits, as the Seller shall instruct. On the Performance Date, all the moneys accrued in the above account shall be transferred to the Seller by the Trustees, net of expenses and bank charges, or the above account shall be transferred to the name of the Seller, all as the Seller may choose, together with full and absolute release of any liability of the Trustees, and the aforesaid transfer of the moneys or transfer of the account shall be deemed to be payment of the Consideration as set forth in Clause 10.2.4 below. If the Performance Date was not met by the Final Date as defined below in Clause 13.2, the Trustees shall transfer to the Buyer all the moneys accrued in the above account, net of expenses and bank charges, on the first business day on which the bank is open after the Final Date.

9. Performance of the Agreement is contingent upon receipt of the approvals and completion of the following actions:

         9.1 On the Performance Date of this Agreement, the agreement for the sale of the holdings of Ofek in Mashal Alumina Industries Ltd. ("Alumina") to the Seller and the Buyer shall be effected, in equal parts between them, in accordance with the agreement attached hereto as Annex A to this Agreement, after receipt of all the approvals for this transaction as set forth in Annex A to this Agreement.

         9.2 Receipt of the approval of the Restraint of Trade Commissioner (the "Commissioner") for the transaction which is the subject of this Agreement.

         9.3 Approval of the competent organs of the Buyer for purchase of the Object of Sale, and approval of the competent organs of the Seller for sale of the Object of Sale.

         9.4 Implementation of the resolution of the Board of Directors of Mashav in accordance with the text attached to this Agreement as Annex B.

10.      Performance of the Agreement:

         10.1 The date of performance of this Agreement shall be 11:00 on the third business day after receipt of the last of the approvals listed in Clause 9 above, provided that if such date falls prior to 6.1.2000, it shall be postponed until 6.1.2000 (hereinafter and above: the "Performance Date").

         10.2 On the Performance Date, the parties shall convene in the office of Clal Industries & Investments Ltd. (in Migdal Clal Atidim, Building No. 4, Kiryat Atidim, Tel Aviv), and all the following actions shall be done simultaneously and shall be contingent one upon the other:

              10.2.1 The approval of the Commissioner for performance of the transaction shall be presented.

              10.2.2 The resolution of the Board of Directors of Mashav, attached to this Agreement as Annex B, shall be implemented, or confirmation shall be presented, showing that the resolution was implemented prior to the Performance Date.

              10.2.3 The Seller shall convey to the Buyer deeds of transfer of Mashav Shares and Tuval Shares, and documents for the amendment of the Tuval Partnership agreement, signed to the order of the Buyer, and signed share certificates in respect of the Object of Sale in the name of the Buyer. If such share certificates were not found in the Seller's possession, the Seller shall transfer to the Buyer a letter confirming that the certificates were not found. If the share certificates were found, the Seller shall transfer them to the Buyer immediately they are found. If during the period up to the Performance Date or thereafter, additional shares in Mashav held by the Seller directly or indirectly should come to light, which are not included in the definition of the Object of Sale in Clause 1 above, they shall be transferred to the Buyer free of charge within 7 days of the date on which they come to light.

              10.2.4 If the Performance Date is 6.1.2000, the Buyer shall pay the Seller the Consideration by way of bank transfer to the bank account in the Seller's name. number 664481 at Bank Hapoalim, Main Branch (600), Tel Aviv. Consideration which is paid by 12:00 midday shall be calculated at the Representative Exchange Rate. If the Performance Date is after 6.1.2000, the amount of the deposit shall be released by the Trustees from the trust account and transferred to the Seller's account or transferred the account in the Seller's name, all as provided in Clause 8.4 above.

              10.2.5 The Option Agreement shall be cancelled and amended as provided in Clause 4 above.

              10.2.6 All the rights of the Seller, direct or indirect, towards any of Mashav, Tuval, Tuval Partnership, Nesher and Ofek, shall be assigned in full and absolute assignment to the Buyer, effective from the date of signing this Agreement, including the rights to receive any management fees (except as determined in Clause 11 below and except for the rights of the Seller pursuant to the agreement Annex A to this Agreement)all without additional consideration.

              10.2.7 All the directors and members of the executive committee who were appointed by, at the request of or on behalf of the Seller, to the Boards of Directors of Mashav, Ofek, Tuval and to the executive committee of Tuval Partnership and any of their subsidiary and affiliated companies (including Nesher), shall resign from all the aforesaid Boards of Directors and from the executive committee, including from any committees of those bodies, except for the Board of Directors of Alumina.

              10.2.8 The agreement for the sale of all of Ofek's holdings in Alumina to the Seller and to the Buyer in equal parts, shall be implemented, in accordance with the agreement attached to this Agreement as Annex A, after receipt of all the approvals for this transaction as set forth in Annex A to this Agreement.

11. The Buyer shall ensure that immediately after publication of the annual financial statements of Nesher for 1999, the Seller shall receive, by bank transfer to the account referred to in Clause
         10.2.4 above, its share of the management fees which are paid by Nesher to the Seller for the period up to 31.12.99, plus VAT.

12. 12.1 Capital gains tax or any other tax, if applicable, on the transaction which is the subject of this Agreement, shall be paid by the party upon which this obligation is imposed by law.

         12.2 Tax shall be withheld at source from the Consideration as required by law, unless the Seller submits to the Buyer an exemption from such withholding from the tax authorities.

         12.3 The parties shall bear the stamp duty for this Agreement and for any other related documents which are issued, if any, in equal parts between them.

13. This Agreement, and all the obligations included therein, shall be cancelled outright in any of the following situations:

         13.1 On 6.12.1999 at 9:30 in the morning - if either partyfails to transfer to the other (and the other party recievesby that date and time, confirmation of the legal counsel or company secretary of that party that approval of all the competent organs of that party has been received for the commitment in this Agreement and for performance of all of its requirements.

         13.2 On 30.3.2000 (the "Final Date") - if approval of the Commissioner as set forth in Clause 9 above is not obtained by
         29.3.2000 inclusive, or one of the conditions precedent as set forth in Clause 9 above is not met, and neither of the parties to this Agreement is at fault.

         If the Agreement is cancelled as aforesaid where neither of the parties is at fault, neither party shall have any demand or claim against the other.

14. Each party undertakes towards the other to do any act for which its signature or doing is required to validate this Agreement or for its performance, and the parties declare that they are aware that each of the conditions set forth in Clause 10 to this Agreement is material and fundamental to this Agreement.

15. Purchase of the Object of Sale (including assignment of the rights as set forth in Clause 10.2.6 above) or any of its parts, shall be effected by the Buyer and/or by a wholly-owned subsidiary company or companies of the Buyer, directly or indirectly, as the Buyer chooses, provided that the Buyer or whoever it may choose as aforesaid, shall mutually guarantee and undertake, jointly and severally, to fulfill all of the undertakings of the Buyer as defined in this Agreement.

16. This Agreement puts in writing all of the agreements between the parties in the maters, which are the subject of this Agreement, including sale of the Object of Sale by the Seller and purchase of the Object of Sale by the Buyer.

               In witness whereof, the parties have affixed their signatures:



        Signed: ( - )                              Signed: ( - )
------------------------------------      -----------------------------------
 Clal Industries & Investments Ltd.             Koor Industries Ltd.



Affirmation:
-----------

    We affirm and take upon ourselves everything stated in this Agreement relating to us, including the provisions of Clauses 7 - 14.


                                         Signed:       ( - )
                                                ---------------------------
                                         The Central Israeli Company for Trade
                                              and Investments Ltd.